SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                  AMENDMENT #5

                                       to

                                  SCHEDULE 14D-1

                     TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                  MIMBRES VALLEY FARMERS ASSOCIATION, INCORPORATED
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                                  (Name of subject company)

John V. Brownfield, John E. Keck, J.W. Donaldson, Jr., Frederick H. Sherman, Kenneth E. Stevens, Harold C. Morrow, Marsha M. Brownfield, D. Keith
Brownfield, Jesse L. Brownfield, Ella Rose MacGibbon, W. Chris Sanders, Pam Sanders, Bradley T. Sanders, Clinton C. Sanders, Cory S. Sanders, Linda C. Keck, Melinda E. Dougherty, Sean P. Dougherty, S. Patrick Dougherty, Jr., Christopher
J. Dougherty, Albert P. Keck, II, Caroline C. Keck, Alexandra M. Keck, Julianna
D. Keck, Edward K. Saylor, Victoria M. Saylor, Dianne Donaldson, Jeremy W. Donaldson, Luke Donaldson, Sarah Donaldson, J.W. Donaldson Company, John
Bryan Johnson, Jill M. Johnson, Johnnie E. Johnson, Kimberly K. Johnson, Ruth Ann Johnson, Ruth D. Johnson, Janie Jontz Sherman, Jerah E. Sherman, F. Jakub Sherman, Benjamin M. Sherman, Kathy Strauss, David Strauss, Amy Strauss,
Kristin Strauss, Benjamin K. Sherman, Rena Beth Stevens, Craig Elliot Stevens, Nathaniel Stevens, Joel Bradley Stevens, Kyle Edward Stevens, Katherine Stevens, Kelley Stevens, Diane W. Morrow, Ashlee M. Morrow, Dustin W. Morrow, Jordan
C. Morrow, Jack F. Morrow, Betty M. Morrow, Patsy T. Merrill, Frank Merrill, and Morrow & Company, P.A.
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                                       (Bidders)

                        Common Stock, $25.00 par value per share
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                               (Title of Class of Securities)

                                  Mr. James Keeler, President
                         Mimbres Valley Farmers Association, Inc.
                                    811 South Platinum
                               Deming, New Mexico  88030
                                       (505) 546-2796

                (Name, address and telephone number of person authorized to receive notice and communications on behalf of bidders)

                                      Copy to:

                              Mr. Frederick H. Sherman
                               Sherman & Sherman, P.C.
                                 Post Office Box 850
                             Deming, New Mexico  88031-0850

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated June 3, 1996, as heretofore amended and supplemented (the "Schedule 14D-1"), of the Purchasers and the Mimbres Valley Farmers Association, Inc., a New Mexico Corporation ("Farmers"), filed in connection with the Purchasers' offer to purchase all outstanding common stock, par value $25.00 per share, as set forth in the Schedule 14D-1 (the "Offer").

                           NOTICE OF TERMINATION
                                    AND
                WITHDRAWAL OF TENDER OFFER OF JUNE 3, 1996


     NOTICE IS HEREBY given that the Purchasers herein, hereby terminate and withdraw their Tender Offer of June 3, 1996, for Farmers, Inc., stock. Purchasers have not purchased any of such stock.

     This Tender Offer is withdrawn pursuant to the Federal lawsuit filed by Farmers, Inc., against the Purchasers in CV 96-0890M, in the United States District Court, for the District of New Mexico, and settlement of such lawsuit required the withdrawal of this Tender Offer.